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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-01-2014 (MM/DD/YY) AND ENDING 04-30-2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K. W. Chambers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

Clayton, MO 63105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Overschmidt 314-236-2464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purk & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd., Suite 2000, St. Louis, MO 63117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K. W. Chambers & Co., as of April 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Charles County
My Commission Expires: January 30, 2017
Commission Number: 13519333

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report

K.W. CHAMBERS & CO.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2015

Purk
& Associates, P.C.
CPAs and Business Advisors

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001
www.purkpc.com

Contents

Purk
& Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have audited the accompanying financial statements of *K.W. Chambers & Co.* (the "Company," a Missouri corporation), which comprise the statement of financial condition as of April 30, 2015, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. *K.W. Chambers & Co.'s* management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of *K.W. Chambers & Co.* as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 9, retained earnings as of May 1, 2014 has been restated to correct the effect of recording a deferred tax liability as of the beginning of the fiscal year in accordance with generally accepted accounting principles in the United States.

The information contained in Schedule I – Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1, Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 and Statement Pursuant to Rule 15c3-3 (collectively, "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of *K.W. Chambers & Co.*'s financial statements. The supplementary information is the responsibility of *K.W. Chambers & Co.*'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Purk & Associates, P.C.

St. Louis, MO
June 26, 2015

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001
www.purkpc.com

K.W. CHAMBERS & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2015

Assets

Cash and cash equivalents	$	61,614
Receivables from brokers or dealers		80,386
Prepaid expenses		40,300
Tax refunds receivable		2,641
Securities owned, at fair value		3,300
Total Assets	$	188,241

Liabilities and Ownership Equity

Payable to brokers or dealers	$	47,221
Deferred tax liability		8,041
Note payable		30,610
Total Liabilities		85,872
Common stock, $1.00 par value; 30,000 shares authorized; 17,500 shares issued		17,500
Additional paid-in capital		27,018
Retained earnings		71,851
		116,369
Less: treasury stock, at cost; 4,500 shares		(14,000)
Total Ownership Equity		102,369
Total Liabilities and Ownership Equity	$	188,241

The accompanying notes are an integral part of these financial statements.

K.W. CHAMBERS & CO.

STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2015

Revenues		
Commissions	$	16,393
Revenue from sale of investment company shares		1,180,359
Insurance and other		801,649
Total Revenues		1,998,401
Expenses		
Employee compensation and benefits		355,659
Commissions		1,396,532
Other expenses		291,555
Total Expenses		2,043,746
Income Before Income Taxes		(45,345)
Income Tax Expense (Benefit)		(5,749)
Net Loss	$	(39,596)

The accompanying notes are an integral part of these financial statements.

K.W. CHAMBERS & CO.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED APRIL 30, 2015

	Shares of Common Stock		Common Stock	Additional Paid-In	Retained	Treasury	Total Ownership
	Issued	Treasury	Issued	Capital	Earnings	Stock	Equity
Balance - May 1, 2014 (As Restated - See Note 9)	17,500	(4,500)	$ 17,500	$ 27,018	$ 111,447	$ (14,000)	$ 141,965
Net Loss	-	-	-	-	(39,596)	-	(39,596)
Balance - April 30, 2015	17,500	(4,500)	$ 17,500	$ 27,018	$ 71,851	$ (14,000)	$ 102,369

K.W. CHAMBERS & CO.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2015

Cash Flows from Operating Activities		
Net loss	$	(39,596)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Deferred income tax expense (benefit)		(4,752)
Changes in assets and liabilities		
Receivables from brokers or dealers		30,563
Prepaid expenses		32,022
Tax refunds receivable		(2,641)
Payable to brokers or dealers		(35,502)
Accounts payable and accrued liabilities		(1,790)
Total Adjustments		17,900
Net Cash Used in Operating Activities		(21,696)
Cash Flows from Financing Activities		
Principal payments on note payable		(3,401)
Net Cash Used in Financing Activities		(3,401)
Net Decrease in Cash and Cash Equivalents		(25,097)
Cash and Cash Equivalents - Beginning of Year		86,711
Cash and Cash Equivalents - End of Year	$	61,614
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$	2,135
Non-cash financing activities:		
Insurance premium financed by note payable	$	34,011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of the Business

K.W. Chambers & Co. (the "Company"), was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas, and Tennessee. The Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash deposits in financial institutions are covered by FDIC insurance which is subject to certain limitations and conditions.

Securities

Securities, which consist of warrants, are recorded at cost, which approximates fair value as determined by quoted market prices.

Fair Value Measurements

The Company measures and discloses the fair value of investments in accordance with Financial Accounting Standards Board ("FASB") ASC 820-10, *Fair Value Measurements*. FASB ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines

the fair values of its financial instruments based on the fair value hierarchy established in FASB ASC 820-10, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation. The Company had no investments classified as level 3 during fiscal year 2015 or as of April 30, 2015.

The carrying value of receivables from brokers or dealers, payable to brokers or dealers, and note payable approximate fair value due to their relatively short term to maturity.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. The Company files its income tax returns using the cash basis of accounting.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740-10, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination on a more likely than not basis based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has analyzed the tax positions taken and concluded that as of April 30, 2015, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in fiscal year 2015. Federal and state income tax returns are subject to examination by the respective taxing authorities, generally for three years after they were filed.

Subsequent Events

Management has evaluated the impact on the financial statements, if any, of subsequent events through June 26, 2015.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $58,003 which was $33,003 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1.48 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. NOTE PAYABLE

Note payable consists of a $34,011 loan with an insurance company under the terms of a finance agreement dated April 6, 2015 for payment of an insurance premium. The note is payable in ten monthly installments of $3,461, including interest at 3.80%, through February 2, 2016. Such note payable is unsecured.

5. LEASE

The Company leases its office space on a month-to-month basis from an entity related by common ownership. Rent expense was $16,500 for the year ended April 30, 2015.

6. CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The Company received commission income of $329,700 and paid expenses of $157,986 to the related party. Additionally, the Company received $20,784 in rebates from the related party based upon the volume of trades processed and also received $10,635 of interest income from the related party associated with the Company's client account balances.

8. INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

Current	$	(997)
Deferred		(4,752)
Net Income Tax Expense (Benefit)	$	(5,749)

The income tax provision differs from expense that would result from applying federal statutory rates to income (loss) before income taxes (benefit) primarily due to permanent differences related to the non-deductible portion of meals and entertainment expenses.

Deferred income tax assets and liabilities are recognized for certain income and expenses that are recognized in different periods for income tax and financial statement purposes. Temporary differences result primarily from accrual to cash adjustments as the Company is on the cash basis of accounting for income tax purposes. These temporary differences result in recognition of a deferred tax liability of $8,041 as of April 30, 2015. (See Note 9). No valuation allowance is considered necessary because deferred tax assets are considered more likely than not of being realized.

9. DEFERRED TAX LIABILITY AND RESTATEMENT OF PRIOR YEAR

In prior years, the Company's accounting policy was to not record deferred tax assets or liabilities in accordance with FASB ASC 740-10, *Income Taxes,* as such amounts historically have not been significant to the financial statements. During 2014, the Company changed their policy and recorded a deferred tax liability as of April 30, 2015.

In accordance with FASB ASC 250-10-45, *Other Presentation Matters,* retained earnings as of May 1, 2014 has been restated to correct the impact of recording a deferred tax liability in the 2014 financial statements as of April 30, 2014. The cumulative effect on the financial statements for the fiscal year ended April 30, 2014 is as follows:

	As Reported	Adjustment	As Restated
Statement of Financial Condition:			
Deferred Tax Liability	$ -	$ 12,793	$ 12,793
Retained Earnings	$ 124,240	$ (12,793)	$ 111,447
Statement of Income:			
Income Tax Expense	$ 5,696	$ 4,695	$ 10,391
Net Income	$ 25,478	$ (4,695)	$ 20,783

The Company meets the minimum net capital requirements and aggregate indebtedness to net capital requirements under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 as of April 30, 2014 after consideration of the effects of this restatement.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5

K.W. CHAMBERS & CO.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED APRIL 30, 2015

Schedule 1

Computation of Net Capital

Total ownership equity	$	102,369
Deductions and/or changes		
Nonallowable assets		
Prepaid expenses		40,300
Tax refund receivable on net operatng loss carryback		766
Net capital before haircuts on securities positions		61,303
Haircuts on securities positions		3,300
Net capital	$	58,003

Computation of Aggregate Indebtedness

Payable to brokers or dealers	$	47,221
Deferred tax liability		8,041
Note payable		30,610
Total aggregate indebtedness	$	85,872

Computation of Basic Net Capital Requirement

Minimum net capital required	$	25,000
Excess net capital	$	33,003
Percentage of aggregate indebtedness to net capital		148%

Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 as of April 30, 2015

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$	66,044
Post-closing adjustments to record:		
Deferred tax liability		(8,041)
Net Capital per above	$	58,003

The Company's net capital of $58,003 is $33,003 in excess of the $25,000 minimum net capital requirement of the National Futures.

Statement Pursuant to Rule 15c3-3

The Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(II). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

Purk & Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended April 30, 2015, which were agreed to by *K.W. Chambers & Co.*, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating *K.W. Chambers & Co.'s* compliance with the applicable instructions of Form SIPC-7. *K.W. Chambers & Co.'s* management is responsible for *K.W. Chambers & Co.'s* compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2015, noting the following exceptions:

Item No. Per Form SIPC-7	Amount Per Form SIPC-7	Amount Per Form X-17A-5	Variances
2a	$1,998,400	$1,998,401	$ (1)
2c(1)	1,723,495	1,723,627	(132)
2c Total Deductions	1,723,495	1,723,627	(132)
2d	274,905	274,774	131
2e	687	687	-

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences between adjustments per Form SIPC-7 and the support schedules for listed deductions: revenue from the sale of investment company shares, account supervision and investment advisory fees, revenue from the business of insurance, and other revenue not related to the securities business.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC-7 Supporting Schedule) supporting the adjustments noting no differences.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment to apply.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of *K.W. Chambers & Co.*, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Pulk & Associates, P.C.

St. Louis, MO
June 26, 2015

Purk
& Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

**Report of Independent Registered Public Accounting Firm
on Management's Exemption Report**

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) *K.W. Chambers & Co.* identified the following provisions of 17 C.F.R. §15c3-3(k) under which *K.W. Chambers & Co.* claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) *K.W. Chambers & Co.* stated that *K.W. Chambers & Co.* met the identified exemption provisions throughout the most recent fiscal year without exception. *K.W. Chambers & Co.*'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about *K.W. Chambers & Co.*'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Purk & Associates, P.C.

St. Louis, MO
June 26, 2015

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001
www.purkpc.com

K.W. CHAMBERS & CO.

Investment Securities Since 1961

7800 Forsyth Blvd., 5th Floor
St. Louis, MO 63105
(314) 236-2444
Fax (314) 236-2443

EXEMPTION REPORT

Broker or Dealer

Name:	K.W. Chambers & Company
Address:	7800 Forsyth Blvd, 5th Floor, St. Louis, Missouri 63105
Telephone:	(314) 236-2400
SEC Registration No.:	8-10533
FINRA Registration No.:	1432

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption under SEC Rule 15c3-3 under section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

- The above-mentioned broker or dealer met the identified exemption provision for the period June 1, 2014 to April 30, 2015 without exception.

Signature: ______________________

Name: Greg Overschmidt

Title: President

SIPC
SECURITIES INVESTOR PROTECTION CORPORATION